UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-8841
FPL Group Employee Thrift Plan (Full title of the plan)
FPL GROUP, INC. (Name of issuer of the securities held pursuant to the plan)
700 Universe Boulevard Juno Beach, Florida 33408 (Address of principal executive office)

INDEPENDENT AUDITORS' REPORT TO THE PARTICIPANTS AND THE EMPLOYEE BENEFIT PLANS ADMINISTRATIVE COMMITTEE:

We have audited the accompanying statements of net assets available for benefits of the FPL Group Employee Thrift Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP
Certified Public Accountants Miami, Florida June 26, 2003

FPL GROUP EMPLOYEE THRIFT PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,

	2002	2001

ASSETS
Accrued interest receivable - Leveraged ESOP Account	$301	$469

General investments	735,932,313	807,167,851

Employer securities, at fair value:
Employer securities held in the Master Trust	345,908,289	333,733,512
Leveraged ESOP employer securities	271,828,316	278,867,244

Total employer securities	617,736,605	612,600,756

Total	1,353,669,219	1,419,769,076

LIABILITIES
Interest payable - Leveraged ESOP Account	610,346	655,090
Acquisition indebtedness of Leveraged ESOP	188,961,508	204,050,750

Total	189,571,854	204,705,840

NET ASSETS AVAILABLE FOR BENEFITS	$1,164,097,365	$1,215,063,236

The accompanying Notes to Financial Statements are an integral part of these statements.

FPL GROUP EMPLOYEE THRIFT PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
	Year Ended December 31, 2002

ADDITIONS
Contributions:
Received from Participants	$39,842,494
Noncash contributions (from employer)	16,663,086

Total contributions		$56,505,580
Earnings (losses) on investments:
Interest:
Interest-bearing cash	190,729
Other loans (Participant loans)	1,649,737

Total interest		1,840,466

Net appreciation (depreciation) in fair value of investments:
Master trust	47,768,369
Registered investment companies	(100,138,983)

Total net depreciation in fair value of investments		(52,370,614)

Total		5,975,432

DEDUCTIONS
Benefit payments to Participants or beneficiaries		65,720,325
Corrective distributions		898
Deemed distributions of Participant loans		(67,679)
Administrative expenses		160,106

Total		65,813,650

NET DECREASE		(59,838,218)
TRANSFERS
Transfers to the Plan - net	777,457
Effect of current year Leveraged ESOP activity	8,094,890

Total transfers to the Plan		8,872,347

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2001		1,215,063,236

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2002		$1,164,097,365

The accompanying Notes to Financial Statements are an integral part of these statements.
FPL GROUP EMPLOYEE THRIFT PLAN NOTES TO FINANCIAL STATEMENTS For the year ended December 31, 2002
1. Description of the Plan and Significant Accounting Policies
The Plan

The following description of the FPL Group Employee Thrift Plan (Plan) provides only general information. Participating employees (Participants) should refer to the Summary Plan Description in their employee handbook for a more complete description of the Plan. Fidelity Management Trust Company (Trustee) administers the trust (Trust) established under the Plan, the Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company (FPL Bargaining Plan) and the FPL Energy Operating Services, Inc. Employee Thrift Plan (FPL Energy OSI Plan).

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The portion of the Plan investing in common stock (Common Stock) of FPL Group, Inc. (FPL Group or Company) has been designated as an employee stock ownership plan. Participation in the Plan is voluntary. The Plan was amended in 1999 to include employees of FPL Energy Maine Operating Services, LLC (FPL Energy Maine). Nonunion employees are eligible to participate in the Plan on the first day of the month coincident with the completion of one full month of service with FPL Group or certain of its subsidiaries or on the first day of any payroll period thereafter. The Plan includes a cash or deferred compensation arrangement (Tax Saver Option) permitted by Section 401(k) of the Internal Revenue Code of 1986, as amended (Code). The Tax Saver Option permits Participants to elect to defer federal income taxes on all or a portion of their contributions (Tax Saver Contributions) until they are distributed from the Plan. Under the new tax laws in effect as of January 1, 2002, the limitation on Tax Saver Contributions was increased to $11,000 and an additional $1,000 for each year thereafter through 2006. In addition, individuals age 50 or older who contributed the maximum allowable under the Plan had the option of contributing up to an additional $1,000 in Tax Saver Contributions for 2002. This catch-up amount increases an additional $1,000 for each year between 2003 and 2006.

The Plan also includes leveraged employee stock ownership plan (Leveraged ESOP) provisions. The Leveraged ESOP is a stock bonus plan within the meaning of Treasury Regulation Section 1.401-1(b)(1)(iii) that is qualified under Section 401(a) of the Code and is designed to invest primarily in Common Stock. Pursuant to the Leveraged ESOP, the Trust purchased Common Stock from FPL Group using the proceeds of a loan (Acquisition Indebtedness) from FPL Group Capital Inc (FPL Group Capital), a subsidiary of FPL Group (see Note 3). The Common Stock acquired by the Trust is initially held in a separate account (Leveraged ESOP Account). As the Acquisition Indebtedness (including interest) is repaid, each Participant's account is allocated its portion of Common Stock released from the Leveraged ESOP Account.

During 2002, the Company had in place a Dividend Payout Program which enabled Participants to choose how their dividends on certain shares of Common Stock held in the Plan were to be paid. Dividends on Common Stock acquired through the Leveraged ESOP do not qualify under this program. The options available to Participants included reinvestment of dividends in Common Stock; distribution of dividends in cash; or a partial distribution with the balance reinvested in Common Stock. Due to tax law changes which now allow the deductibility of dividends that are reinvested in Common Stock, beginning in 2002, the recontribution option previously provided under the Flexible Dividend Program was eliminated. The Flexible Dividend Program is now being referred to as the Dividend Payout Program.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants will become 100 percent vested in their accounts.

Contributions, Loans, Withdrawals and Transfers to (from) the Plan

The Plan provides for basic contributions by eligible employees in whole percentages from 1% to 7% of their base compensation plus certain other forms of compensation (Earnings), which is matched in part by the Company with shares of Common Stock. For basic Tax Saver Contributions or contributions made on an after-tax basis, the Company match is 100% on the first 3% of a Participant's Earnings, 50% on the next 3% and 25% on the last 1%. The Plan also provides for supplemental contributions by Participants to be made in whole percentages from 1% to 13% of their Earnings, bringing the total maximum contributions to 20%. Supplemental contributions are not matched by the Company. Contributions are subject to certain limitations. Beginning January 1, 2003, the basic and supplemental Tax Saver Contributions will be combined into one pretax contribution category and the basic and supplemental after-tax contributions will be combined into one after-tax contribution category. Company matching contributions will remain the same.

The value of a Participant's contributions (including all income, gains and losses) is at all times 100% vested. For employees of FPL Energy Maine, Company matching contributions are fully vested upon attaining six months of service. For all others, Company matching contributions vest at a rate of 20% each year and are fully vested upon a Participant attaining five years of service. An employee may also receive vesting credit for prior years of service with the Company or any of its subsidiaries.

The Plan's investment options include fourteen core funds, as well as a wide variety of mutual funds. The core funds are comprised of eleven "mix your own" investment options and three "pre-mixed" investment strategies. The "mix your own" investment options include various mutual funds, a separately managed portfolio of short- and long-term investment contracts, a small-capitalization equity index fund and Common Stock. The "pre-mixed" investment strategy options are made up of different allocations of investment options providing various combinations of stocks and fixed income investments.

The Plan allows Participants, at any time, to change their contribution percentage, to change their investment option allocation for future contributions or to transfer their account balance attributable to Participant contributions from one investment option to another. At December 31, 2002, the number of Participants contributing to the Plan was 7,683. Company contributions are primarily made from Common Stock shares released from the Leveraged ESOP Account. Forfeitures of non-vested Company contributions due to termination of Plan participation are used to reduce the amount of future Company contributions to the Plan or may be applied to administrative expenses. A Participant who has attained at least the age of 50 and completed five years of service will be permitted to transfer all or any portion of Company contributions made to his or her account and any earnings thereon to one or more of the other investment options. Any future Company contributions will continue to be invested in Common Stock.

A Participant may borrow from his or her account a minimum of $1,000 up to a maximum of $50,000 or 50% of the vested value of the Participant's account, whichever is less. The vested portion of a Participant's account will be pledged as security for the loan. The rate of interest for loans is determined taking into account the prime rate at the time of origination. The interest rate for Participant loans is fixed and ranged from 4.75% to 9.00% for loans outstanding at December 31, 2002.

Withdrawals by Participants from their accounts during their employment are permitted with certain penalties and restrictions. The penalties limit a Participant's contributions to the Plan for varying periods following a withdrawal.

Transfers to (from) the Plan generally represent net transfers between the Plan and either the FPL Bargaining Plan or the FPL Energy OSI Plan. The majority of transfers arise as a result of Participants transferring between bargaining unit and non-bargaining unit status while employed by Florida Power & Light Company (FPL), FPL Energy Maine or FPL Energy Seabrook, LLC.

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting. Investment income and interest income on loans to Participants is recognized when earned. Contributions by Participants and Company contributions are accrued on the basis of amounts withheld through payroll deductions. Distributions to Participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value, except insurance and financial institution investment contracts which are stated at contract value (see Investment Contracts below). Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common Stock is valued at its quoted market price. Loans to Participants are valued at cost, which approximates fair value. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility, which could result in changes in the value of such securities.

Purchases and sales of investment securities are recorded on the trade date. Gains or losses on sales of investment securities are determined using the carrying amount of the securities. The carrying amounts of securities held in Participant accounts are adjusted daily; securities held in the Leveraged ESOP Account (see Note 2) are adjusted annually. Unrealized appreciation or depreciation is recorded to recognize changes in market value.

Investment Contracts

The Plan has entered into investment contracts with various insurance companies and financial institutions. The contracts are fully benefit responsive and are included in the financial statements at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses). There are no reserves against contract values for credit risk of the contract issuer or otherwise. At December 31, 2002, the contract value and fair value of investment contracts were $249,630,000 and $259,683,000, respectively. At December 31, 2001, the contract value and fair value of investment contracts were $197,122,000 and $202,525,000, respectively. The average yield for the portfolio of investment contracts was 4.91% and 5.69% for 2002 and 2001, respectively. The crediting interest rate at December 31, 2002 and 2001 was 4.96% and 5.29%, respectively. The crediting interest rate is based on an agreed-upon formula with the issuers, but cannot be less than zero. See Note 8.

2. Employee Stock Ownership Plan Account Allocation

The assets, liabilities and net income of the Leveraged ESOP Account are not considered plan assets but are for the joint benefit of the Plan, the FPL Bargaining Plan and the FPL Energy OSI Plan. The Leveraged ESOP Account is allocated for financial reporting purposes based on each plan's relative net assets. The Plan's allocation of Common Stock held in the Leveraged ESOP Account (employer securities), Acquisition Indebtedness and interest payable have been reflected in the Statements of Net Assets Available for Benefits, but are not available for, or the obligation of, Plan Participants. The employer securities will be released from the Leveraged ESOP Account and allocated to accounts of Participants under the Plan in satisfaction of part or all of the Company's matching contribution obligation under the Plan as the Acquisition Indebtedness is repaid (see Note 3). ESOP shares allocated to date are classified as employer securities held in the Master Trust on the Statements of Net Assets Available for Benefits. The Acquisition Indebtedness will be repaid from dividends on the shares acquired by the Leveraged ESOP Account, as well as from cash contributions from FPL Group. The net effect of a change in the allocation percentage from year to year is reported as a transfer to or from the Plan. The value of the shares allocated to accounts of participants under the plans is not affected by these allocations.

Condensed financial statements of the Leveraged ESOP Account are presented below, indicating the allocations made to each plan. The effect of current year Leveraged ESOP activity on net assets is included in transfers to (from) the plan in the financial statements of each plan. Allocation of shares to the plans is presented as noncash contributions in the financial statements of each plan.

	Total Leveraged ESOP Account	The Plan	The FPL Bargaining Plan	The FPL Energy OSI Plan

Allocation percentage	100.0%	70.5%	28.7%	0.8%

Accrued interest	$427	$301	$123	$3
Employer securities	385,656,323	271,828,316	110,794,434	3,033,573

Total assets	385,656,750	271,828,617	110,794,557	3,033,576

Interest payable	865,928	610,346	248,771	6,811
Acquisition indebtedness	268,089,070	188,961,508	77,018,773	2,108,789

Total liabilities	268,954,998	189,571,854	77,267,544	2,115,600

Net assets at December 31, 2002	$116,701,752	$82,256,763	$33,527,013	$917,976

Contributions received from employer	$23,812,860
Interest income	2,802
Dividends	15,527,477
Net appreciation in fair value of investments	24,135,875

Total	63,479,014

Interest expense	27,349,696

Net income	36,129,318	$25,465,605	$10,379,521	$284,192
Allocation of shares to plans	(24,045,350)	(16,663,086)	(6,537,089)	(845,175)
Transfers to (from) the plan	-	(707,629)	(128,663)	836,292

Effect of current year leveraged ESOP
activity on net assets	12,083,968	8,094,890	3,713,769	275,309
Net assets at December 31, 2001	104,617,784	74,161,873	29,813,244	642,667

Net assets at December 31, 2002	$116,701,752	$82,256,763	$33,527,013	$917,976

3. Acquisition Indebtedness

In December 1990, the Trust, which holds plan assets for the Plan, the FPL Bargaining Plan and the FPL Energy OSI Plan, borrowed $360 million from FPL Group Capital to purchase approximately 12.4 million shares of Common Stock. The Acquisition Indebtedness is currently scheduled to mature in 2018, bears interest at a fixed rate of 9.69% per year and is to be repaid using dividends received on both Common Stock held by the Leveraged ESOP Account and ESOP shares allocated to accounts of participants under the plans, along with cash contributions from FPL Group. For those dividends on shares allocated to accounts of participants under the plans used to repay the loan, additional shares, equal in value to those dividends, will be allocated to accounts of participants under the plans. In 2002, dividends received from shares held by the Leveraged ESOP Account and shares allocated to accounts of participants under the plans totaled approximately $15,527,000 and $7,823,000, respectively. Cash contributed in 2002 by FPL Group for the debt service shortfall totaled approximately $23,813,000.

The unallocated shares of Common Stock acquired with the proceeds of the Acquisition Indebtedness are collateral for the Acquisition Indebtedness. As principal payments are made, a percentage of Common Stock is released as collateral and becomes available to satisfy matching contributions, as well as to repay dividends on ESOP shares allocated to accounts of participants under the plans for debt service. During 2002, 561,275 shares of Common Stock were released as collateral for the Acquisition Indebtedness. The scheduled principal repayments of the Acquisition Indebtedness for the next five years and thereafter are as follows: 2003 - $5,023,600; 2004 - $5,604,000; 2005 - $6,200,000; 2006 - $8,408,000; 2007 - $9,645,600 and thereafter - $233,207,870.

See Note 2 for information on the Plan's allocation percentage of the Acquisition Indebtedness.
4. Parties-In-Interest Transactions

Company contributions are primarily made in Common Stock released from the Leveraged ESOP Account or in cash which is used by the Trustee to purchase Common Stock. Such amounts are reported as noncash contributions (from employer) and contributions received from employer, respectively. During 2002, all Company contributions were made in Common Stock released from the Leveraged ESOP Account.

Dividend income earned by the Plan results from dividends on Common Stock. Dividends on shares held in the Leveraged ESOP Account were used to repay the Acquisition Indebtedness (see Note 3). Certain dividends on shares held in Participants' accounts are reinvested in Common Stock for the benefit of its Participants pursuant to FPL Group's Dividend Reinvestment and Common Share Purchase Plan in which the Trustee participates.

5. Investments
Investments that represent five percent or more of the Plan's net assets available for benefits are as follows:

	December 31,

	2002	2001

FPL Managed Income Fund	$238,782,326		$198,703,389
Spartan U.S. Equity Index Fund	68,250,045		97,253,050
Fidelity Magellan Fund	68,646,555		98,204,703
Fidelity OTC Portfolio	45,800,212	(1)	68,105,376
FPL Group Stock Fund (2)	197,142,025		203,122,153
FPL Group Stock LESOP Fund (3)	150,608,119		133,220,854
_____________________
(1)	Does not represent five percent or more of Plan net assets; amount shown for comparability.
(2)	Includes short-term investments of $681,428 and $1,543,728 at December 31, 2002 and 2001, respectively, to provide liquidity.
(3)

Represents Company matching contributions in Common Stock which are nonparticipant-directed investments of the Plan. Includes short-term investments of $1,160,427 and $1,065,767 at December 31, 2002 and 2001, respectively, to provide liquidity.

6. Income Taxes

In August 2001, FPL received from the Internal Revenue Service (IRS) a favorable determination that the Plan, as amended and restated effective December 1, 2000, met the requirements of Section 401 of the Code. The Trust established under the Plan will generally be exempt from federal income taxes under Section 501(a) of the Code; Company contributions paid to the Trust under the Plan will be allowable federal income tax deductions of the Company subject to the conditions and limitations of Section 404 of the Code; and the Plan will meet the requirements of Section 401(k) of the Code allowing Tax Saver Contributions to be exempt from federal income tax at the time such contributions are made, provided that in operation the Plan and Trust meet the applicable provisions of the Code. In addition, FPL Group will be able to claim an income tax deduction for dividends used to repay the Acquisition Indebtedness and for dividends distributed directly to Participants. In 2002, the tax laws were changed to expand the deductibility of dividends on Common Stock to include all dividends, whether distributed or reinvested in Common Stock, as long as all Participants are given the option to receive a distribution in cash.

Company contributions to the Plan on a Participant's behalf, Participant's Tax Saver Contributions, and the earnings thereon generally are not taxable to the Participant until such Company contributions, Tax Saver Contributions, and earnings from investments are distributed or withdrawn. A loan from a Participant's account generally will not represent a taxable distribution if the loan is repaid in a timely manner and does not exceed certain limitations.

7. Expenses

Certain fees, such as annual account maintenance and investment management fees, are paid by Plan Participants. Beginning with the fourth quarter of 2002, the annual account maintenance fee that had been charged quarterly to participants' accounts will no longer be charged. Trustee's fees and expenses are paid by the Plan and are reflected in the financial statements as administrative expenses.

8. Master Trust

A portion of the Plan's investments are in a master trust (Master Trust) which was established for the investment of assets of the Plan, the FPL Bargaining Plan and the FPL Energy OSI Plan. Each participating plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee. The assets, income and expenses are allocated among the participating plans in proportion to the fair value of the net assets invested in each plan.

A summary of participating interest in and financial statements for the Master Trust follows.
	Percent of Interest in Master Trust

	December 31,

	2002	2001

FPL MANAGED INCOME PORTFOLIO FPL Group Employee Thrift Plan EIN 59-0247775 PN 002	74.8%	76.9%
Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company EIN 59-0247775 PN 003	25.0%	22.9%
FPL Energy Operating Services, Inc. Employee Thrift Plan EIN 65-0471798 PN 001	0.2%	0.2%
CONSERVATIVE INVESTMENT STRATEGY FPL Group Employee Thrift Plan EIN 59-0247775 PN 002	80.4%	77.1%
Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company EIN 59-0247775 PN 003	18.2%	22.0%
FPL Energy Operating Services, Inc. Employee Thrift Plan EIN 65-0471798 PN 001	1.4%	0.9%
MODERATE GROWTH INVESTMENT STRATEGY FPL Group Employee Thrift Plan EIN 59-0247775 PN 002	75.8%	74.8%
Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company EIN 59-0247775 PN 003	23.9%	25.2%
FPL Energy Operating Services, Inc. Employee Thrift Plan EIN 65-0471798 PN 001	0.3%	0.0%
LONG-TERM GROWTH INVESTMENT STRATEGY FPL Group Employee Thrift Plan EIN 59-0247775 PN 002	71.7%	71.1%
Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company EIN 59-0247775 PN 003	28.1%	28.9%
FPL Energy Operating Services, Inc. Employee Thrift Plan EIN 65-0471798 PN 001	0.2%	0.0%

FPL Group Stock Fund FPL Group Employee Thrift Plan EIN 59-0247775 PN 002	66.2%	67.1%
Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company EIN 59-0247775 PN 003	33.5%	32.7%
FPL Energy Operating Services, Inc. Employee Thrift Plan EIN 65-0471798 PN 001	0.3%	0.2%
FPL Group Stock LESOP Fund FPL Group Employee Thrift Plan EIN 59-0247775 PN 002	71.2%	71.4%
Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company EIN 59-0247775 PN 003	27.9%	28.0%
FPL Energy Operating Services, Inc. Employee Thrift Plan EIN 65-0471798 PN 001	0.9%	0.6%

FPL MANAGED INCOME PORTFOLIO STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,

	2002	2001

ASSETS
General investments:
Value of unallocated insurance and financial institution contracts	$324,025,276	$258,419,221

Total	324,025,276	258,419,221

LIABILITIES	4,850,145	-

NET ASSETS AVAILABLE FOR BENEFITS	$319,175,131	$258,419,221

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
		Year Ended December 31, 2002

ADDITIONS
Contributions received from Participants		$8,315,590

Earnings on investments:
Interest		13,433,619

Total		21,749,209

DEDUCTIONS
Benefit payments to Participants or beneficiaries		28,363,290
Account maintenance fees		9,243

Total		28,372,533

NET DECREASE		(6,623,324)

TRANSFERS
Transfers into fund		394,500,618
Transfers out of fund		(327,121,384)

Net transfers		67,379,234

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2001		258,419,221

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2002		$319,175,131

CONSERVATIVE INVESTMENT STRATEGY STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,

	2002	2001

ASSETS
Receivables:
Income	$59,243	$76,641
Other	51	47,100

Total receivables	59,294	123,741

General investments:
Value of unallocated insurance and financial institution contracts	9,458,818	10,675,074
Mutual funds	9,000,545	10,533,453

Total general investments	18,459, 363	21,208,527

Total	18,518,657	21,332,268

LIABILITIES	142,999	128

NET ASSETS AVAILABLE FOR BENEFITS	$18,375,658	$21,332,140

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
		Year Ended December 31, 2002

ADDITIONS
Contributions received from Participants		$559,293
Earnings (losses) on investments:
Interest		517,156
Dividends		348,365
Net depreciation in fair value of investments		(939,740)

Total		485,074

DEDUCTIONS
Benefit payments to Participants or beneficiaries		1,313,261
Account maintenance fees		1,186

Total		1,314,447

NET DECREASE		(829,373)

TRANSFERS
Transfers into fund		3,139,350
Transfers out of fund		(5,266,459)

Net transfers		(2,127,109)

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2001		21,332,140

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2002		$18,375,658

MODERATE GROWTH INVESTMENT STRATEGY STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,

	2002	2001

ASSETS
Receivables:
Income	$128,524	$179,402
Other	605	25

Total receivables	129,129	179,427

General investments:
Value of unallocated insurance and financial institution contracts	16,440,242	19,067,064
Mutual funds	47,306,187	57,909,195

Total general investments	63,746,429	76,976,259

Total	63,875,558	77,155,686

LIABILITIES	246,084	4,754

NET ASSETS AVAILABLE FOR BENEFITS	$63,629,474	$77,150,932

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
		Year Ended December 31, 2002

ADDITIONS
Contributions received from Participants		$2,819,583
Earnings (losses) on investments:
Interest		896,027
Dividends		1,432,833
Net depreciation in fair value of investments		(7,892,428)

Total		(2,743,985)

DEDUCTIONS
Benefit payments to Participants or beneficiaries		3,640,207
Account maintenance fees		5,762

Total		3,645,969

NET DECREASE		(6,389,954)

TRANSFERS
Transfers into fund		5,844,822
Transfers out of fund		(12,976,326)

Net transfers		(7,131,504)

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2001		77,150,932

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2002		$63,629,474

LONG-TERM GROWTH INVESTMENT STRATEGY STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,

	2002	2001

ASSETS
Receivables:
Income	$69,181	$99,017
Other	14,516	-

Total receivables	83,697	99,017

General investments:
Value of unallocated insurance and financial institution contracts	7,246,428	8,571,304
Mutual funds	62,493,918	76,627,483

Total general investments	69,740,346	85,198,787

Total	69,824,043	85,297,804

LIABILITIES	114,960	101,333

NET ASSETS AVAILABLE FOR BENEFITS	$69,709,083	$85,196,471

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
		Year Ended December 31, 2002

ADDITIONS
Contributions received from Participants		$4,632,298
Earnings (losses) on investments:
Interest		391,201
Dividends		1,443,545
Net depreciation in fair value of investments		(12,857,962)

Total		(6,390,918)

DEDUCTIONS
Benefit payments to Participants or beneficiaries		2,452,314
Account maintenance fees		8,185

Total		2,460,499

NET DECREASE		(8,851,417)

TRANSFERS
Transfers into fund		4,723,251
Transfers out of fund		(11,359,222)

Net transfers		(6,635,971)

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2001		85,196,471

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2002		$69,709,083

FPL GROUP STOCK FUND STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,

	2002	2001

ASSETS
Receivables:
Income	$1,758	$3,978
Other	2,025,302	372,436

Total receivables	2,027,060	376,414

General investments:
Money market	1,028,685	2,300,687

Employer securities	294,932,634	301,110,276

Total	297,988,379	303,787,377

LIABILITIES	300,777	1,022,944

NET ASSETS AVAILABLE FOR BENEFITS	$297,687,602	$302,764,433

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
		Year Ended December 31, 2002

ADDITIONS
Contributions received from Participants		$5,369,533
Earnings on investments:
Interest		47,887
Dividends		12,062,177
Net appreciation in fair value of investments		20,474,653

Total		37,954,250

DEDUCTIONS
Benefit payments to Participants or beneficiaries		25,663,444
Account maintenance fees		35,796

Total		25,699,240

NET INCREASE		12,255,010

TRANSFERS
Transfers into fund		118,410,950
Transfers out of fund		(135,742,791)

Net transfers		(17,331,841)

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2001		302,764,433

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2002		$297,687,602

FPL GROUP STOCK LESOP FUND (nonparticipant-directed) STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,

	2002	2001

ASSETS
Receivables:
Income	$1,857	$2,656
Other	424,822	193,213

Total receivables	426,679	195,869

General investments:
Money market	1,630,356	1,484,652

Employer securities	209,630,859	185,018,790

Total	211,687,894	186,699,311

LIABILITIES	69,480	108,300

NET ASSETS AVAILABLE FOR BENEFITS	$211,618,414	$186,591,011

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
		Year Ended December 31, 2002

ADDITIONS
Contributions received from Participants		$24,045,350
Earnings on investments:
Interest		30,710
Dividends		7,823,156
Net appreciation in fair value of investments		28,980,124

Total		60,879,340

DEDUCTIONS
Benefit payments to Participants or beneficiaries		16,365,400
Account maintenance fees		43,176

Total		16,408,576

NET INCREASE		44,470,764

TRANSFERS
Transfers into fund		7,881,616
Transfers out of fund		(27,324,977)

Net transfers		(19,443,361)

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2001		186,591,011

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2002		$211,618,414

FORM 5500: Schedule H, 4i PLAN YEAR 2002 PLAN #002	FLORIDA POWER & LIGHT COMPANY - EIN 59-0247775 FPL GROUP EMPLOYEE THRIFT PLAN SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END
	UNITS/SHARES 12/31/02	PRICE 12/31/02	HISTORICAL COST	MARKET VALUE 12/31/02

FUND NAME

FPL MANAGED INCOME *	238,782,326.300	$1.00	$238,782,326.30	$238,782,326.30
BGI RUSSELL 2000 K	105,962.331	$6.78	865,409.84	718,424.60
PIMCO TOT RETURN ADM	255,100.642	$10.67	2,715,258.81	2,721,923.85
TMPL FOREIGN SM CO A	17,606.264	$12.45	233,055.96	219,197.99
AMR BALANCED PA	493.202	$10.66	5,646.00	5,257.53
AMR LARGE CAP VAL PA	1,089.975	$12.16	14,895.67	13,254.10
AMR INTL EQUITY PA	58,481.950	$11.87	727,502.37	694,180.75
AMR SH TERM BOND PA	1,249.956	$9.49	11,895.16	11,862.08
MUTUAL DISCOVERY A	29,696.526	$16.06	566,354.60	476,926.21
BARON GROWTH	50,632.396	$26.90	1,525,057.06	1,362,011.45
BARON ASSET FUND	4,225.338	$34.42	200,210.33	145,436.13
BRANDYWINE FUND	650,559.131	$18.28	20,604,642.24	11,892,220.91
MSI EQUITY GROWTH B	6,492.289	$12.34	126,156.23	80,114.85
MONTG GLOBAL FOCUS R	1,062.392	$6.17	16,389.89	6,554.96
CALVERT NEWVIS SM CP	20,040.565	$13.90	347,069.04	278,563.85
CALVERT SIF BALNCD A	95.188	$22.34	2,185.25	2,126.50
CALVERT CAP ACC A	3,992.212	$16.86	85,612.85	67,308.69
CALVERT INTL EQTY A	15.290	$12.77	203.88	195.25
FMA SMALL COMPANY IS	16,840.821	$16.18	315,173.41	272,484.48
FPA CRESCENT	39,439.521	$17.40	664,401.03	686,247.67
RHJ MICRO CAP	24,733.821	$13.00	399,584.78	321,539.67
PBHG EMERGING GROWTH	32,585.682	$8.39	415,148.94	273,393.87
ARIEL FUND	49,275.305	$35.24	1,838,790.44	1,736,461.75
ARIEL APPRECIATION	75,716.150	$33.06	2,699,158.38	2,503,175.92
ARIEL PREM BOND INV	15,429.152	$10.62	155,219.02	163,857.59
ALGER CAP APPREC I	545,941.733	$8.44	9,429,400.83	4,607,748.23
ALGER MIDCAP GRTH I	229,769.501	$10.49	3,464,516.65	2,410,282.07
ALGER SMALL CAP I	30,036.205	$10.96	727,644.70	329,196.81
FKLN SMMIDCAP GRTH A	28,387.712	$21.95	1,077,864.13	623,110.28
DREY FNDRS BALNCED F	492.384	$6.69	3,862.88	3,294.05
DREY FNDRS G & I	27,592.392	$3.50	137,989.49	96,573.37
DREY FNDRS GROWTH F	21,648.651	$7.48	336,096.32	161,931.91
DREY FNDRS MC GRTH F	7,601.031	$2.62	27,560.59	19,914.70
DREY FNDRS WW GRTH F	18,646.599	$8.33	281,248.20	155,326.17
DREY FNDRS PASSPRT F	18,334.893	$8.13	461,911.27	149,062.68
PBHG GROWTH FUND	49,369.633	$14.18	2,062,880.54	700,061.40
INVESCO DYNAMICS	109,806.162	$10.66	2,499,940.92	1,170,533.69
INVESCO SM CO GROWTH	17,943.355	$8.33	277,075.71	149,468.15
INVESCO GROWTH INV	400,716.183	$1.53	1,587,304.22	613,095.76
INVESCO HIGH YIELD	11,731.117	$3.28	59,814.27	38,478.06
INVESCO SEL INCOME	14,700.757	$5.20	78,177.59	76,443.94
INVESCO VALUE EQUITY	0.011	$15.74	0.21	0.17
TEMPLETON FOREIGN A	410,593.468	$8.31	4,117,365.69	3,412,031.72
JANUS FLEX INCOME	60,703.456	$9.63	568,837.17	584,574.28
DREY FNDRS DISCVRY F	38,604.888	$19.04	1,399,086.90	735,037.07
MSI INTL MAGNUM B	5,615.649	$8.04	45,795.28	45,149.82
MUTUAL SHARES CL A	25,742.163	$16.78	501,974.10	431,953.50
MANAGERS SPECIAL EQ	2,260.596	$55.08	159,902.03	124,513.63
MSI GLOBAL VAL EQ B	11,707.141	$12.35	216,729.27	144,583.19
MSIFT BALANCED ADV	1,096.668	$9.20	12,613.99	10,089.35
MSIFT CP FX INC ADV	2,305.259	$11.52	26,972.27	26,556.58
MSIFT HIGH YIELD ADV	3,040.318	$4.51	22,755.98	13,711.83
MSIFT MIDCAP GTH ADV	33,171.694	$11.86	885,931.85	393,416.29
MSIFT VALUE ADVISER	21,689.913	$11.64	327,842.85	252,470.59
MSI SM CO GROWTH B	75,134.464	$7.26	915,016.24	545,476.21
MSI ACTIVE INTL B	79,228.422	$7.41	603,717.30	587,082.61
MSI EMERGING MKTS B	20,615.183	$10.06	231,534.55	207,388.74
AIM PREM EQUITY A	5,605.002	$7.51	53,566.53	42,093.57
NB FOCUS TRUST	29,328.128	$16.07	744,041.65	471,303.02
NB GENESIS TRUST	42,217.851	$28.14	1,198,497.17	1,188,010.33
NB MANHATTAN TRUST	9,626.033	$7.07	191,047.73	68,056.05
NB PARTNERS TRUST	4,618.088	$12.03	64,564.49	55,555.60
NB SOCIALLY RESP TR	180.087	$10.64	2,061.91	1,916.13
PIMCO CAP APPR ADMIN	22,595.577	$12.54	418,039.82	283,348.54
PIMCO MID CAP ADMIN	8,062.359	$15.38	171,343.74	123,999.08
PIMCO GLOBAL BOND AD	15,757.436	$9.82	147,862.04	154,738.02
PIMCO HIGH YIELD ADM	85,228.707	$8.52	806,977.00	726,148.58
PIMCO LOW DUR ADM	46,071.308	$10.27	467,473.90	473,152.33
PIMCO LT US GOVT ADM	177,487.256	$11.06	1,949,319.44	1,963,009.05
STRONG ULTRA SHORT	3,044.061	$9.41	28,879.64	28,644.61
STRONG SHORTTERM BND	33,940.957	$8.85	300,389.11	300,377.47
STRONG DISCOVERY	1,711.100	$14.42	27,661.44	24,674.06
STRONG GROWTH FUND	87,520.578	$13.21	2,689,941.44	1,156,146.84
STRONG ADV COM STK Z	12,496.048	$15.97	234,752.57	199,561.89
STRONG OPPORTUNITY	31,805.956	$28.70	1,191,569.96	912,830.94
STRONG LG CAP GROWTH	21,630.325	$16.51	733,834.89	357,116.67
STRONG GOVT SECURITY	103,790.550	$11.14	1,151,420.76	1,156,226.73
STRONG MULTI CAP VAL	201.499	$40.13	9,300.16	8,086.15
TEMPLETON DEV MKTS A	20,425.172	$10.00	215,450.19	204,251.72
TEMPLETON GROWTH A	29,686.220	$15.93	531,093.21	472,901.48
TMPL GLOBAL BOND A	104,806.172	$8.97	931,836.43	940,111.36
TRP EQUITY INCOME	394,835.166	$19.79	9,631,589.13	7,813,787.94
TEMPLETON WORLD A	29,575.015	$12.89	479,650.04	381,221.94
USAA CORNERSTONE	23.303	$20.76	492.82	483.77
USAA GNMA TRUST	22,855.336	$10.24	230,488.54	234,038.64
USAA INCOME FUND	46,391.780	$12.40	566,607.72	575,258.07
USAA INCOME STOCK	5,850.813	$12.37	95,459.99	72,374.56
USAA INTERNATIONAL	1,053.332	$15.13	17,256.13	15,936.91
USAA GROWTH FUND	3,502.462	$9.87	55,306.71	34,569.30
USAA EMERGING MKTS	10,491.643	$6.58	78,134.15	69,035.01
AIM CONSTELLATION A	4,143.423	$16.63	83,739.61	68,905.12
CS CAP APPREC COM	21,478.718	$12.15	525,052.34	260,966.42
CS EMERGING GRTH COM	2,186.928	$18.85	90,135.61	41,223.59
CS GLOBAL FX INC COM	18,811.864	$9.84	188,729.91	185,108.74
CS STRATEGIC VAL COM	12,915.235	$10.53	178,960.83	135,997.42
RS EMERGING GROWTH	3,588.817	$19.15	111,207.33	68,725.85
JANUS ADV WRLDWIDE I	4,700.862	$21.61	156,836.51	101,585.63
INVESCO TOTAL RETURN	2,466.916	$20.90	60,210.69	51,558.54
NB GUARDIAN TRUST	3,351.161	$8.37	38,903.94	28,049.22
SCUDDER INTL FUND S	141.642	$30.36	5,101.10	4,300.25
DOMINI SOCIAL EQUITY	10,912.083	$21.60	384,263.81	235,700.99
INVESCO CORE EQUITY	5,819.061	$9.57	84,482.62	55,688.41
AIM WEINGARTEN A	2,718.927	$9.24	32,454.89	25,122.89
SCUDDER GLOBAL DISC	467.524	$18.73	9,974.61	8,756.72
JANUS ADVISER GRTH I	2,184.895	$15.21	44,644.30	33,232.25
JANUS ADV AGG GRTH I	5,961.520	$15.49	135,496.34	92,343.94
JANUS ADV CAP APPR I	8,433.456	$17.92	176,721.41	151,127.53
JANUS ADVISER INTL I	8,867.847	$18.17	216,620.57	161,128.78
JANUS ADV BALANCED I	4,587.524	$21.00	105,251.50	96,338.00
JANUS ADV FLEX INC I	4,922.852	$12.45	60,025.98	61,289.51
SCUDDER GROWTH & INC	1,679.708	$15.98	32,738.46	26,841.73
AIM BLUE CHIP A	12,488.843	$8.94	139,037.41	111,650.26
TCW GAL SM CAP GR	5,366.051	$9.86	71,352.96	52,909.26
TCW GAL AGGR GRTH N	86,355.127	$7.88	697,170.25	680,478.40
SCUDDER 21STC GROWTH	1,639.356	$9.89	19,034.10	16,213.23
MSI VALUE EQUITY B	19,751.443	$7.21	194,745.40	142,407.90
AIM BALANCED A	760.958	$20.81	16,476.72	15,835.54
AIM GLOBAL AGGR GRTH	1,281.028	$11.04	18,259.84	14,142.55
MANAGERS BOND FUND	49,305.926	$23.45	1,132,580.81	1,156,223.96
MANAGERS CAP APPREC	609.607	$20.36	15,228.45	12,411.60
MANAGERS VALUE	3,403.727	$20.69	83,131.97	70,423.11
RS SMALLER CO GROWTH	12,231.581	$12.79	224,573.19	156,441.92
TCW GALILEO SEL EQ N	18,817.082	$11.40	249,352.90	214,514.73
CS SMALL CAP VAL COM	30,429.858	$17.27	625,403.61	525,523.65
FPL GROUP STOCK *	12,206,936.531	$16.15	127,034,742.39	197,142,024.98
FPL GROUP STK LESOP *	9,234,096.820	$16.31	120,383,180.96	150,608,119.13
FPL CONS INV STRGY *	802,203.288	$18.42	10,511,779.99	14,776,584.56
MODERATE GRWTH STRGY *	2,220,811.242	$21.72	31,097,189.91	48,236,020.18
LONG-TERM STRGY *	2,373,940.679	$21.05	38,448,646.73	49,971,451.29
FIDELITY FUND *	31,278.827	$22.26	1,044,407.62	696,266.69
FIDELITY PURITA *	49,646.244	$15.79	892,152.17	783,914.19
FIDELITY TREND *	226.939	$38.64	10,424.61	8,768.92
FIDELITY GINNIE MAE *	197,895.745	$11.24	2,183,767.03	2,224,348.17
FIDELITY MAGELLAN *	869,383.931	$78.96	84,768,206.18	68,646,555.19
FIDELITY EQUITY INC *	31,337.631	$39.67	1,545,449.61	1,243,163.82
FIDELITY GROWTH CO *	84,518.276	$35.42	5,562,149.46	2,993,637.34
FIDELITY INVST GR BD *	145,754.313	$7.57	1,062,835.33	1,103,360.15
FIDELITY INTER BOND *	81,134.613	$10.73	840,830.54	870,574.40
FIDELITY CAP & INC *	98,864.647	$6.28	798,258.66	620,869.98
FIDELITY VALUE *	54,621.446	$46.39	2,748,364.40	2,533,888.88
FIDELITY GOVT INCOME *	177,365.545	$10.48	1,830,874.11	1,858,790.91
FID INDEPENDENCE FD *	54,037.770	$13.07	1,270,394.68	706,273.65
FIDELITY OTC PORT *	1,915,525.393	$23.91	78,371,800.25	45,800,212.15
FIDELITY OVERSEAS *	666,552.108	$22.00	21,683,389.25	14,664,146.38
FIDELITY EUROPE *	11,226.660	$18.32	358,275.09	205,672.41
FIDELITY PAC BASIN *	10,976.605	$12.76	215,562.46	140,061.48
FIDELITY REAL ESTATE *	123,665.939	$18.39	2,347,916.43	2,274,216.62
FIDELITY BALANCED *	64,327.881	$13.29	1,001,330.70	854,917.54
FIDELITY INTL GR&INC *	8,420.515	$16.82	172,104.82	141,633.06
FIDELITY CAP APPREC *	12,507.868	$16.18	239,270.89	202,377.30
FIDELITY CONV SEC *	44,622.909	$16.34	952,767.52	729,138.33
FIDELITY CANADA *	8,792.470	$18.12	192,001.36	159,319.56
FIDELITY UTILITIES *	74,685.386	$9.70	1,072,729.58	724,448.24
FIDELITY BLUE CHIP *	54,708.351	$31.94	2,640,962.06	1,747,384.73
FID ASSET MANAGER *	18,902.825	$13.80	293,284.39	260,858.99
FIDELITY DISC EQUITY *	10,692.813	$17.97	293,432.73	192,149.85
FIDELITY LOW PR STK *	249,586.422	$25.17	6,685,564.51	6,282,090.24
SPARTAN 500 INDEX *	30,294.075	$60.47	2,407,626.73	1,831,882.72
FIDELITY WORLDWIDE *	4,104.975	$11.88	60,065.31	48,767.10
FIDELITY EQ INC II *	40,899.725	$17.39	926,397.32	711,246.22
FIDELITY STK SELECTR *	3,619.059	$16.58	92,849.25	60,004.00
FID ASSET MGR GROWTH *	22,429.124	$11.97	398,496.15	268,476.61
FIDELITY EMERG MRKTS *	16,933.842	$7.21	144,432.21	122,093.00
FIDELITY AGGR GROWTH *	409,840.907	$11.19	15,189,641.61	4,586,119.75
FIDELITY DIVERS INTL *	102,741.115	$17.16	2,198,486.42	1,763,037.53
FID ASSET MGR INCOME *	32,089.269	$10.86	357,902.03	348,489.46
FIDELITY DIVD GROWTH *	193,492.522	$22.32	5,282,278.34	4,318,753.09
FIDELITY NEW MKT INC *	34,825.766	$11.33	390,648.94	394,575.93
FIDELITY EXP & MULTI *	42,197.797	$13.75	675,807.28	580,219.71
FID FOCUSED STOCK *	3,428.595	$7.14	47,231.22	24,480.17
FIDELITY GLOBAL BAL *	7,570.533	$14.78	116,152.42	111,892.48
FID AGGRESSIVE INT'L *	13,450.706	$10.73	201,283.67	144,326.08
FID SM CAP INDEPEND *	10,374.610	$13.30	158,153.40	137,982.31
FIDELITY MID-CAP STK *	151,857.988	$16.26	3,514,150.65	2,469,210.88
FIDELITY LG-CAP STK *	32,427.030	$11.15	526,176.31	361,561.38
FIDELITY CONTRA II *	59,054.248	$8.67	685,491.82	512,000.33
FIDELITY SM CAP STK *	95,651.909	$11.84	1,322,488.02	1,132,518.60
FIDELITY EUR CAP APP *	9,349.209	$13.83	168,521.04	129,299.56
FID ASSET MGR AGGRES *	2,588.831	$6.93	31,235.06	17,940.60
FIDELITY LATIN AMER *	1,467.303	$9.33	20,235.87	13,689.94
FIDELITY JAPAN *	82,814.863	$8.43	1,000,103.64	698,129.30
FIDELITY SE ASIA *	20,658.335	$9.66	261,680.78	199,559.52
FID FOUR IN ONE IDX *	1,897.365	$18.05	41,613.66	34,247.44
FIDELITY GR & INC II *	9,262.757	$7.59	76,675.34	70,304.33
FIDELITY STRAT INC *	5,926.951	$9.40	54,538.75	55,713.34
FID FREEDOM INCOME *	22,181.099	$10.60	234,878.86	235,119.65
FID FREEDOM 2000 *	56,948.501	$11.01	667,946.74	627,003.00
FID FREEDOM 2010 *	62,210.294	$11.44	847,406.67	711,685.76
FID FREEDOM 2020 *	21,602.384	$10.64	300,670.18	229,849.37
FID FREEDOM 2030 *	22,537.027	$10.24	296,020.02	230,779.16
SPTN TOTAL MKT INDEX *	32,229.466	$23.05	964,059.72	742,889.19
SPTN EXTND MKT INDEX *	12,891.096	$19.23	352,615.42	247,895.78
SPARTAN INTL INDEX *	6,569.970	$20.14	167,128.99	132,319.20
FIDELITY SH TERM BD *	67,117.015	$8.99	588,108.93	603,381.96
FIDELITY INT GOV INC *	86,234.942	$10.38	874,214.48	895,118.70
FIDELITY HIGH INCOME *	69,219.332	$7.60	653,947.73	526,066.92
FIDELITY FIFTY *	60,167.704	$16.04	1,069,552.44	965,089.97
FIDELITY RET GOVT MM *	13,485,552.580	$1.00	13,485,552.58	13,485,552.58
SPARTAN US EQ INDEX *	2,191,012.666	$31.15	64,445,770.26	68,250,044.55
FIDELITY US BD INDEX *	1,941,335.823	$11.24	20,846,345.35	21,820,614.65
FID INST SH-INT GOVT *	32,120.751	$9.82	309,383.67	315,425.77
FID FREEDOM 2040 *	2,413.216	$5.86	16,921.75	14,141.45
LEVERAGED ESOP EMPLOYER SECURITIES *	4,520,677.130	$60.13	131,099,636.77	271,828,315.83
PARTICIPANT LOAN BALANCES *
(4.75% TO 9.00%; MATURING 2003-2007)			23,432,125.63	23,432,125.63

TOTAL ASSETS HELD FOR INVESTMENT PURPOSES			$1,183,047,217.74	$1,353,668,917.61

*PARTY-IN-INTEREST

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2003	FPL Group Employee Thrift Plan

(Name of Plan)

By:	JAMES K. PETERSON

James K. Peterson Chairman of the Employee Benefit Plans Administrative Committee

EXHIBIT INDEX
Exhibit Number	Description

23	Independent Auditors' Consent
99	Section 906 Certification